UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39169

Natura &Co Holding S.A.

(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A

Parque Anhanguera

São Paulo, São Paulo 05106-000, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No  ☒

NATURA &CO HOLDING S.A.	NATURA COSMÉTICOS S.A.
Publicly-Held Company	Publicly-Held Company
CNPJ/MF No. 32.785.497/0001-97	CNPJ/MF No. 71.673.990/0001-77

MATERIAL FACT

Natura concludes the sale of The Body Shop

Natura &Co Holding S.A. (“Natura &Co”) and Natura Cosméticos S.A. (“Natura”), further to the information provided in the material facts of November 14, 2023, October 30, 2023, and August 28, 2023, inform the shareholders of Natura &Co and the market in general that Natura concluded the sale transaction of its stake in The Body Shop to international private equity group AURELIUS.

The sale transaction strengthens Natura &Co’s effort to streamline its operations and simplify its businesses, as well as emphasizes its focus on strategic priorities, notably the integration of Natura and Avon in Latin America, the direct selling model and further optimization of Avon International’s footprint.

São Paulo, December 29, 2023

GUILHERME CASTELLAN	JOÃO PAULO BROTTO GONÇALVES FERREIRA
CFO and Investor Relations Officer Natura &Co Holding S.A.	CEO and Investor Relations Officer Natura Cosméticos S.A.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.
By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: December 29, 2023